(logo)ARTHUR ANDERSEN LLP



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors of
HomeSide Lending, Inc.:


We have examined management's assertion about HOMESIDE LENDING, INC. (a Florida corporation) AND SUBSIDIARIES' compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS ("USAP") and that the Company had in effect fidelity bond and errors and omissions policies in the amount of $76 million and $20 million, respectively, as of February 28, 1997 and for the period from March 16, 1996 to February 28, 1997, included in the accompanying management assertion letter. Management is responsible for the Company's compliance with those minimum servicing standards and for maintaining a fidelity bond and errors and omissions policy. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the minimum servicing standards and maintenance of a fidelity bond and errors and omission policy based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion, management's assertion that HomeSide Lending, Inc. and subsidiaries complied with the aforementioned minimum servicing standards and that the Company had in effect fidelity bond and errors and omissions policies in the amount of $76 million and $20 million, respectively, as of February 28, 1997 and for the period from March 16, 1996 to February 28, 1997 is fairly stated in all material respects.

/s/Arthur Anderson LLP

Jacksonville, Florida
April 18,1997